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SEC FILE NUMBER
8-70068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avant-Garde Trading Securities

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

230 W. Monroe, Suite 845
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vrinda Arora	(212) 668-8700	varora@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David John Gompert _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avant Garde Trading Securities _____, as of 6/30 _____, 2 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NEELU GANJI
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 24, 2025

Notary Public

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Avant-Garde Trading Securities

Report on Audit of Financial statement and
Supplementary Information
For the period July 1, 2023 through June 30, 2024

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Avant-Garde Trading Securities

For the period July 1, 2023 through June 30, 2024

Contents

Financial statement



MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Avant-Garde Trading Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avant-Garde Trading Securities as of June 30, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Avant-Garde Trading Securities as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Avant-Garde Trading Securities' management. Our responsibility is to express an opinion on Avant-Garde Trading Securities' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avant-Garde Trading Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Avant-Garde Trading Securities' auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
August 30, 2024

Avant-Garde Trading Securities

Statement of Financial Condition
As of June 30, 2024

ASSETS

Cash and cash equivalents	$	16,473
Receivable from Broker Dealer		208,889
Other Assets		12,926
TOTAL ASSETS	$	238,288

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	33,143
TOTAL LIABILITIES	$	33,143
MEMBER'S EQUITY		205,145
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	238,288

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statement

Avant-Garde Trading Securities

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Avant Garde Trading Securities (the "Company"), is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Prosperum Financial Holdings, LLC (the Parent Company"). The Company was admitted as a member of FINRA on September 25, 2018. The Company as a broker-dealer, performs various securities trading and brokerage activities and does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers. The trading and brokerage activities are provided through the Company's fully disclosed clearing agreement with APEX Clearing Corporation ("APEX")

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC")

Cash Equivalents

The Company considers its investment in a short-term money market funds to be a cash equivalent.

Income taxes

The Company does not record a provision for income taxes because the member reports their share of the Company's income or loss on their income tax returns. The financial statement reflect the company's transactions without adjustment, if any, required for income tax purposes.

Clearing Deposit

The Company is required to maintain a certain amount of cash on deposit to cover any obligations that may arise from the Company. This Deposit at APEX in the amount of $175,343. Upon submitting the first trade to APEX for execution and clearance ("Live Date") the required deposit will be $125,000. six months from the "Live Date" required deposit shall be $250,000 and 12 months from the "Live Date" required deposit shall be $500,000.

Avant-Garde Trading Securities

Notes to Financial Statement
As of and for the Year Ended June 30, 2024

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts disclosed in the financial statement. Actual results could differ from those estimates.

Revenue recognition

In May 2014, FASB issues ASU 2014-09. Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using modified retrospective approach. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The company's revenue includes commission income and other income. The Company's customers buy and sell securities using the Company's platform. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the trade order is filled via the Company's platform by finding and contracting with a counterparty and confirms the trade with each customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. No deferred revenue would be applicable as of the end of the fiscal year. The other income of the company is earned in the form of rebates.

Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extend any financial institution with which it conducts business is unable to fulfill its contractual obligations. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

2. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first 12 months and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2024, the Company had net capital of $192,259, which was $142,259 in excess of its required net capital of $50,000.

Avant-Garde Trading Securities

Notes to Financial Statement
As of and for the Year Ended June 30, 2024

3. Management Capital Plan

For the fiscal year ended June 30, 2024, the Company had a net loss of $407,723. During the same fiscal period, the Parent contributed $433,000. The company has initiated trading and brokerage activities beginning from this fiscal year and has recognized revenue in the form of commission income.

4. Revenue

During the year, there were no customer concentrations in relation to the revenue earned.

5. Related Party

The company has entered into an expense sharing agreement with the parent company as on June 1, 2024 according to which the rent and technology expenses are shared between the parent and the broker dealer amounting to $3,600 and $2,550 respectively.

6. Subsequent events

These financial statement were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There was an equity contribution of $10,000 from the parent on July 12, 2024.